Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos.
333-253484 and 333-253484-01

May 2, 2022

American Water Capital Corp.

American Water Works Company, Inc.

$800,000,000 4.450% Senior Notes due 2032

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	4.450% Senior Notes due 2032

Size:	$800,000,000

Trade Date:	May 2, 2022

Settlement Date:	May 5, 2022 (T+3)*

Maturity Date:	June 1, 2032

Benchmark Treasury:	UST 1.875% due February 15, 2032

Benchmark Treasury Yield:	2.989%

Spread to Benchmark Treasury:	+150 bps

Yield to Maturity:	4.489%

Coupon:	4.450%

Price to Public:	99.683%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2022

Redemption Provisions:

Make-whole call:	Treasury Rate +25 bps

Par call:	On or after March 1, 2032

CUSIP:	03040W BA2

ISIN:	US03040WBA27

Ratings (1):	Baa1 (stable outlook) / A (stable outlook) (Moody’s/S&P)

Joint Book-Running Managers:

BofA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC Truist Securities, Inc. Academy Securities, Inc. Cabrera Capital Markets LLC

(1)

Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated May 2, 2022.

*The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of the prospectus supplement, or “T+3”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+2 basis, investors who wish to trade the notes prior to the second business day before delivery of the notes will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors of the notes who wish to trade the notes on any date prior to the second business day before delivery should consult their own advisors.

The Issuer and the Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322, Mizuho Securities USA LLC toll free at (866) 271-7403, MUFG Securities Americas Inc. toll free at (877) 649-6848, or RBC Capital Markets, LLC toll free at (866) 375-6829.